SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

                       (Amendment No. 16)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                        (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                          May 18, 1997
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


                      (Page 1 of 12 Pages)

CUSIP No. 874687106                               Page 2 of 12
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     34,000

8.   SHARED VOTING POWER
     1,193,800

9.   SOLE DISPOSITIVE POWER
     34,000

10.  SHARED DISPOSITIVE POWER
     1,193,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,227,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     8.70%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     743,800

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     743,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     743,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.27%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     743,800

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     743,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     743,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.27%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 5 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     450,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     3.19%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 6 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Ralph A. Rockow

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     350,000

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     350,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     350,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.48%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 7 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Robert T. Craig

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     1,000

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     1,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .007%

14.  TYPE OF REPORTING PERSON:
     IN
CUSIP No. 874687106                               Page 8 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     William B. Danzell

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) / /
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     5,950

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     5,950

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .042%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 9 of 12

                          SCHEDULE 13D
                       (Amendment No. 16)

     NOTE: All capitalized terms used in this Amendment No. 16 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     In February 1997, Ralph A. Rockow, Robert T. Craig and William B. Danzell each agreed to act with each other and Saad A. Alissa as members of the Shareholders' Committee to Remove Entrenched and Arrogant Management ("SCREAM") for the purpose of soliciting proxies to be used in connection with the 1997 annual meeting of shareholders (the "Annual Meeting") of Talley Industries, Inc. (the "Company"), and therefore, the members or SCREAM may have been deemed to have formed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder.

     On April 16, 1997, the members of SCREAM filed SCREAM'S definitive proxy materials nominating Mr. Robert T. Craig and Ralph A. Rockow for election to the Board of Directors, and recommending that the Board of Directors of the Company: (i) act to amend the Certificate of Incorporation to eliminate the staggered Board of Directors, (ii) act to amend the Certificate of Incorpration and Bylaws to permit holders of ten percent (10%) or more of the Company's voting stock to call special meetings,
(iii) undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit stockholder participation and (iv) either (a) eliminate the Company's shareholder rights plan or (b) submit to a binding vote of stockholders the question of whether to retain or eliminate such shareholder's rights plan.

     On May 8, 1997, at the Annual Meeting, the Company's stockholders elected Ralph A. Rockow and Robert T. Craig to the Board of Directors and voted in favor of all of SCREAM's proposals. As of

CUSIP No. 874687106                               Page 10 of 12

the date of the Annual Meeting, Messrs. Rockow and Craig no longer are members of SCREAM, whose proxy soliciting purpose has been fulfilled. As a result, the shares owned by Mr. Alissa, Abdullatif Ali Alissa Est. (the "Establishment"), Financial Investors Limited ("FIL"), and General Investors Limited ("GIL") and Mr. Danzell shall be the only securities owned by parties to this Schedule 13D who shall have a continuing reporting obligation regarding Schedule 13D.

     Mr. Alissa, the Establishment, FIL and GIL expressly disclaim beneficial ownership of any securities held by Mr.
Danzell and Mr. Danzell expressly disclaims beneficial ownership of any securities held by Mr. Alissa, the Establishment, FIL and GIL.

     Except for the foregoing developments, the persons filing this amendment to Schedule 13D do not have any current plan or proposal which relates to or would result in any of the following actions, however, Mr. Alissa and Mr. Danzell will continue to monitor the activities of the current Board of Directors to ensure that the Company is operated for the benefit of the shareholders, and will continue to evaluate the Company's business prospects and financial condition, the market for the Company's Common Stock, other opportunities available to Mr. Alissa and Mr. Danzell, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

CUSIP No. 874687106                               Page 11 of 12

          (d) any change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     There has been no change in the beneficial ownership of the Company's securities by the persons filing this amendment to Schedule 13D during the past sixty days.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement Among the Filing Persons

CUSIP No. 874687106                               Page 12 of 12

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ABDULLATIF ALI ALISSA EST.

Dated: October 15, 1997       By:  /s/Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa

Dated: October 15, 1997            /s/Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: October 15, 1997       By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

                                   GENERAL INVESTORS LIMITED

Dated: October 15, 1997       By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

Dated: October 14, 1997            /s/Ralph Rockow

                                   Ralph Rockow

Dated: October __, 1997            /s/Robert Craig

                                   Robert Craig

Dated: October__, 1997             /s/William B. Danzell

                                   William B. Danzell



                                                  Exhibit A

               STATEMENT REQUIRED BY RULE 13d-1(f)

     The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Talley
Industries, Inc. is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                   ABDULLATIF ALI ALISSA EST.

Dated: October 15, 1997       By:  /s/Saad A. Alissa

                                   Saad A. Alissa

Dated: October 15, 1997            /s/Saad A. Alissa

                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: October 15, 1997       By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

                                   GENERAL INVESTORS LIMITED

Dated: October 15, 1997       By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

Dated: October 14, 1997            /s/Ralph Rockow

                                   Ralph Rockow

Dated: October __, 1997            /s/Robert Craig

                                   Robert Craig

Dated: October__, 1997             /s/William B. Danzell

                                   William B. Danzell

DC1DOCS1.59620.01